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                           May 4, 2021

       Stephen Mullowney
       Chief Executive Officer
       Tanzanian Gold Corporation
       #202, 5226 Larch Street
       Vancouver, British Columbia
       Canada V6M 4E1

                                                        Re: Tanzanian Gold
Corporation
                                                            Registration
Statement on Form F-3
                                                            Filed April 27,
2021
                                                            File No. 333-255526

       Dear Mr. Mullowney:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Daniel B. Eng